Exhibit 99.7

Time Sensitive Materials

Depositary’s Notice of Annual General Meeting, Court Meeting and General Meeting of Realm Therapeutics plc

ADSs:	American Depositary Shares (the “ADSs”).
ADS CUSIP No.:	75606L103.
ADS Record Date:	May 30, 2019.
Meetings Specifics:

Annual General Meeting - to be held on June 24, 2019 at 10:00 A.M. (London time) at the offices of the Company’s solicitors, Cooley (UK) LLP, at Dashwood, 69 Old Broad Street, London, EC2M IQS.

Court Meeting - to be held on June 24, 2019 at 10:30 A.M. (London time) at the offices of the Company’s solicitors, Cooley (UK) LLP, at Dashwood, 69 Old Broad Street, London, EC2M IQS (or as soon thereafter as the Annual General Meeting has been concluded or adjourned).

General Meeting - to be held on June 24, 2019 at 10:40 A.M. (London time) at the offices of the Company’s solicitors, Cooley (UK) LLP, at Dashwood, 69 Old Broad Street, London, EC2M IQS (or as soon thereafter as the Court Meeting has been concluded or adjourned) (together, the “Meetings”).

Meeting Agenda:	Please refer to the Company’s Notice of Court Meeting and Notice of General Meeting contained in the scheme document (the “Scheme Document”) at https://www.realmtx.com and the Company’s Notice of Annual General Meeting uploaded to the Company’s website at https://www.realmtx.com.
ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on June 17, 2019.
Deposited Securities:	Ordinary Shares of nominal value £0.10 each in the capital of the Company.
ADS Ratio:	Twenty-Five (25) Ordinary Shares to one (1) ADS.
Depositary:	Citibank, N.A.
Custodian of Deposited Securities:	Citibank, N.A., London Branch.
Deposit Agreement:	Deposit agreement, dated July 3, 2018 (the Deposit Agreement”), by and among the Company, the Depositary, and all Holders and Beneficial Owners of ADSs issued thereunder.

To be counted, your voting instructions (“Voting Instructions”) need to be received by the Depositary prior to 10:00 A.M. (New York City time) on June 17, 2019.

The Company has announced that the Meetings will be held at the date, time, and location identified above.

Please refer to the Company’s Notice of Court Meeting and Notice of General Meeting contained in the Scheme Document at https://www.realmtx.com and the Company’s Notice of Annual General Meeting uploaded to the Company’s website at https://www.realmtx.com.

Capitalized terms used but not defined herein shall have the same meanings given to them in the Deposit Agreement.

As set forth in Section 4.10 of the Deposit Agreement, a Holder of record of ADSs, as of the close of business on the ADS Record Date, will be entitled, subject to applicable law, the provisions of the Deposit Agreement, the Articles of Association of the Company, and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs.

Holders of ADSs wishing to give Voting Instructions to the Depositary must sign, complete, and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

The Depositary has been advised by the Company that voting at the Meetings will be by poll.

Voting Instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of the Voting Instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs in accordance with the Voting Instructions timely received from the Holders of ADSs. If the Depositary does not receive Voting Instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose, the Deposited Securities represented by such Holder’s ADSs will not be voted at the Meetings.

Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the Voting Instructions timely received from Holders or as otherwise contemplated herein and in the Voting Instructions Card. If the Depositary timely receives Voting Instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such Voting Instructions. Notwithstanding anything else contained herein, the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not Voting Instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at a meeting of shareholders.

Please note that the Deposit Agreement provides that, in connection with the Meetings, the Depositary shall not be responsible for instructions not carried out or for the manner in which such instructions are carried out or the effect of any such action or omission, provided that such action or omission is without negligence and in good faith.

Holders of ADSs who wish to attend either or all of the Meetings must take steps to present their ADSs to the Depositary for cancellation before 10:00 a.m. (New York City time) on June 18, 2019 (subject to the relevant Holder’s compliance with the terms of the Deposit Agreement and payment of the Depositary’s fees), together with: (i) delivery instructions for the Deposited Securities represented by such ADSs (including, if applicable, the name and address of the person who will be the registered holder of such Deposited Securities); and (ii) if the cancellation is to take place before the Meetings, a certification that the Holder: (x) beneficially owned the relevant ADSs as of the ADS Record Date and has not given, and will not give, voting instructions to the Depositary in respect of such ADSs in relation to the Meetings (or has cancelled all voting instructions previously given); (y) beneficially owned the relevant ADSs as of the ADS Record Date and has given voting instructions to the Depositary in respect of such ADSs in relation to the Meetings, but undertakes not to vote the Deposited Securities represented by such ADSs at the Meetings; or (z) did not beneficially own the relevant ADSs as of the ADS Record Date, but undertakes not to vote the Deposited Securities represented by such ADSs at the Meetings.  Holders of ADSs who hold their ADSs in a brokerage, bank, custodian or other nominee account should promptly contact their broker, bank or other nominee to find out what actions are required to instruct the broker, bank or other nominee to cancel the ADSs on their behalf.  Holders of ADSs who present their ADSs to the Depositary for cancellation prior to 10:00 a.m. (New York City time) on June 18, 2019 in order to take delivery of Deposited Securities will be responsible for the payment of the Depositary’s fees associated with such cancellation.

You may also find additional information on the website www.citi.com/dr.

The information contained herein with respect to the Meetings have been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance withthe terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meetings. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company, and the Depositary are set forth in its entirety in the Deposit Agreement and summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at (877) 248-4237.

Citibank, N.A., as Depositary

Schedule I

Resolutions

For Annual General Meeting

1.	To receive the audited accounts for the year ended 31 December 2018, the Directors’ reports and the Auditor’s report on the accounts.

2.	To approve the directors’ remuneration report as set out on pages 16 to 19 of the Company’s annual report for the year ended 31 December 2018.

3.	To re-appoint KPMG LLP as Auditor.

4.	To authorise the Directors to determine the remuneration of the Auditor.

5.	To authorise the Directors to allot shares in the Company

6.	To re-elect Balkrishan (Simba) Gill as a director.

7.	To re-elect Alex Martin as a director.

8.	To re-elect Charles Spicer as a director.

9.	To re-elect Marella Thorell as a director.

10.	To partially disapply statutory pre-emption rights.

For Court Meeting

1.	Voting “For” or “Against” the proposed scheme of arrangement (the “Scheme”)

For General Meeting

for the purpose of giving effect to the scheme of arrangement dated 29 May 2019 (the “Scheme”) between the Company and the holders of the Realm Scheme Shares (as defined in the Scheme), a print of which has been produced to this meeting and for the purposes of identification signed by the Chairman hereof, in its original form or subject to such modification, addition or condition agreed between the Company and Essa Pharma Inc. and approved or imposed by the Court:

(i)	the directors of the Company be authorised to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect;

(ii)	the articles of association of the Company be amended by the adoption and inclusion of the new article 147 following the existing article 146; and

(iii)	subject to and conditional on the Scheme becoming Effective, pursuant to the provisions of section 97 of the Companies Act 2006, the Company be re-registered as a private company under the name “Realm Therapeutics Limited” with effect from the date approved by the Registrar of Companies.